SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

        Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                        Advisory Hedged Opportunity Fund
                                (Name of Issuer)

                        Advisory Hedged Opportunity Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    00764J104
                      (CUSIP Number of Class of Securities)

                               William F. Truscott
                            Ameriprise Financial Inc.
                         200 Ameriprise Financial Center
                          Minneapolis, Minnesota 55474
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
Robert W. Helm, Esq.                             Kimberly Dopkin Rasevic, Esq.
     Dechert LLP                                          Dechert LLP
  1775 I Street, NW                                    1775 I Street, NW
Washington, DC 20006                                  Washington, DC 20006
   (202) 261-3300                                        (202) 261-3300


                                 August 25, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------- -----------------------------------
Transaction Valuation: $18,903,140.90(a)     Amount of Filing Fee: $2,240.90 (b)
-------------------------------------------- -----------------------------------

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price of 40% of the Issuer's outstanding shares of beneficial interest is based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of September 30, 2005.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        --------------------------------------
Form or Registration No.:
                          ------------------------------------
Filing Party:
              ---------------------------------------------------------
Date Filed:
            -----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:  Summary Term Sheet

Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to repurchase shares of beneficial interest (the "Shares") of the Fund from shareholders of the Fund ("Shareholders"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit B and Exhibit D, respectively), the Fund will repurchase up to 40% of the outstanding Shares that are tendered by Shareholders and not withdrawn prior to 12:00 midnight, Eastern Time, on Friday, September 23, 2005, subject to any extensions of the offer to repurchase Shares ("Repurchase Offer"). On August 24, 2005, the Board of Trustees (the "Board") determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate and dissolve the Fund and adopted a Plan of Liquidation for the Fund, for the reasons described below. This determination was made only after management and the Board extensively explored several alternatives to liquidation, as discussed further below.

The Repurchase Offer is being made in contemplation of the liquidation and dissolution of the Fund and is designed to permit all Shareholders, other than an affiliate of the Fund (which has determined not to tender its Shares as described below) to quickly receive cash in exchange for the tender of their Shares. The repurchase proceeds paid to Shareholders will be paid on approximately October 31, 2005 from proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Due to the fact that the Fund will not be able to redeem its interests in certain Investment Vehicles in time to pay cash repurchase proceeds to all Shareholders on approximately October 31, 2005, an affiliate of Ameriprise Financial Inc. (formerly American Express Financial Corporation), the investment manager of the Fund (the "Manager"), has determined not to tender its Shares in the Repurchase Offer. As of July 29, 2005, this affiliate, IDS Life Insurance Company, which provided the Fund's initial capital, held 60% of the outstanding Shares. As of July 29, 2005, the remaining 40% of the outstanding Shares were held by non-affiliated Shareholders, and had an approximate valuation of $18,903,140.90. As a result, the Offer to Repurchase up to 40% of the Shares, will permit all Shareholders (other than IDS Life) who submit all, or a portion of, to have all of their Shares accepted for repurchase by the Fund, with cash repurchase proceeds payable to such Shareholders on approximately October 31, 2005. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares based on the Fund's net asset value as of September 30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

Upon the Fund's acceptance of a Shareholder's Shares, as noted above, the Fund intends to make payment for the Shares it repurchases from proceeds from the redemption of Investment Vehicles or cash on hand. Neither the Fund; the Manager; nor trustees of the Fund ("Trustees") have determined at this time to borrow funds to repurchase Shares in connection with the Offer to Repurchase.

The Repurchase Offer remains open to Shareholders until 12:00 midnight, Eastern Time, Friday, September 23, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"). Until that time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

If a Shareholder would like the Fund to repurchase all or a portion of the Shareholder's Shares, the Shareholder should complete, sign and either (i) return the Letter of Transmittal, attached to this document as Exhibit D in the self-addressed postage-paid envelope, to Advisory Hedged Opportunity Fund, 50210 AXP Financial Center, H17-5150, Minneapolis, MN 55474, Attention: Dena L. Froiland, or (ii) fax it to 1-612-547-2774, so that it is received before 12:00 midnight, Eastern Time, on Friday, September 23, 2005. If the Shareholder chooses to fax the Letter of Transmittal, he or she should mail the original Letter of Transmittal to the Fund promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday September 23, 2005). Of course, the value of Shares will change between July 29, 2005 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and September 30, 2005, the date as of which the value of Shares will be determined for purposes of calculating the repurchase price of Shares. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Vehicles, by contacting the Fund at 1-800-390-1560, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central Time).

Please note that just as each Shareholder has the right to withdraw the tender of Shares, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Friday, September 23, 2005. Also realize that although the Repurchase Offer expires on September 23, 2005, a Shareholder that tenders Shares for repurchase will remain a Shareholder with respect to the Shares tendered and accepted for repurchase by the Fund through September 30, 2005, when the net asset value of the Shareholder's Shares tendered to the Fund for repurchase is calculated.

The Trustees of the Fund determined that liquidation of the Fund was advisable and in the best interests of the Fund and Shareholders for a number of reasons. As noted in previous shareholder communications, on February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company. Effective August 1, 2005, American Express Financial Corporation and several of its companies changed their names in anticipation of their separation from American Express Company. American Express Financial Corporation, which currently provides investment management services for the Fund, became Ameriprise Financial Inc., the parent company of the Ameriprise Financial family of companies. American Express Financial Advisors Inc., which is currently the distributor of the Fund, became Ameriprise Financial Services, Inc., a wholly owned subsidiary of Ameriprise Financial, Inc. Ameriprise Financial and American Express Company will be independent companies, with separate public ownership, boards of directors and management.

In connection with the spin-off, American Express Company's senior management made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post spin-off, the investment team will no longer be associated with the Fund. The impact of this change to the Fund was evaluated by management and the Board. As a result of this development, as of June 1, 2005, the Fund suspended sales of Shares. In addition, management and the Board explored several possible options to address this development, including, but not limited to, the hiring of a new third-party investment adviser to manage the Fund, merging the Fund into another investment company, or liquidating the Fund and distributing proceeds to shareholders. While the hiring of a third-party manager and/or merging the Fund into another investment company, were extensively explored by management and the Board as well as with several third-party providers, due to, among other things, the unique nature and structure of the Fund and its assets, as well as its relatively low level of assets, it was determined that none of these alternatives were ultimately feasible.

ITEM 2.  Subject Company Information

The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit D), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

(a) The name of the filing person is Advisory Hedged Opportunity Fund. The Fund's address is 50210 AXP Financial Center, Minneapolis, MN 55474, and the Fund's telephone number is 1-800-390-1560. The Manager is Ameriprise Financial Inc. (formerly known as American Express Financial Corporation). The Manager's address is 200 AXP Financial Center, Minneapolis, MN 55474, and the Manager's telephone number is 1-800-390-1560. The Fund's Trustees are William T. Brown, Mary K Stern and Paula R. Meyer. Their address is 50210 AXP Financial Center, Minneapolis, MN 55474.

ITEM 4.  Terms of the Repurchase Offer

The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit D), which are attached as exhibits to this Schedule TO.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

Under the Fund's Declaration of Trust ("Declaration of Trust"), which was included as an exhibit to the Fund's prospectus contained in a pre-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on October 7, 2003, and as disclosed in the Fund's prospectus dated July 29, 2005 (the "Prospectus"), the Fund's Board has sole discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Manager, any Trustee, or any person controlling the Fund, the Manager or any Trustee; and (ii) any person, with respect to the Shares, other than as disclosed under Item 1 above.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit D), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit D), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit D), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10. Financial Statements.

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's financial statements for the period from April 1, 2004 through March 31, 2005 (audited) and for the period from October 1, 2003 (commencement of operations) through March 31, 2004 (audited), contained in the Fund's Forms N-CSR that were previously filed with the Securities and Exchange Commission via EDGAR on June 9, 2005 and June 4, 2004, respectively, which the Fund prepared and furnished to Shareholders pursuant to Rule 30e-l under the Investment Company Act of 1940 ("1940 Act") and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

ITEM 11. Additional Information.

(a)      (1) None.
         (2) None.
         (3) Not applicable.
         (4) Not applicable.
         (5) None.

(b)      None.

ITEM 12. Exhibits.

         A. Cover Letter to Offer to Repurchase and Letter of Transmittal.

         B. Offer to Repurchase.

         C. Form of Update Letter to Shareholders.

         D. Form of Letter of Transmittal.

         E. Form of Notice of Withdrawal of Tender.

         F. Form of Letter of Acceptance of Tender

ITEM 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Advisory Hedged Opportunity Fund

                                                   By:  /s/ Joseph Krekelberg
                                                        ----------------------
                                                   Name:    Joseph Krekelberg
                                                   Title:   Treasurer

August 25, 2005

                                  Exhibit Index

         A. Cover Letter to Offer to Repurchase and Letter of Transmittal.

         B. Offer to Repurchase.

         C. Form of Update Letter to Shareholders..

         D. Form of Letter of Transmittal.

         E. Form of Notice of Withdrawal of Tender.

         F. Form of Letter of Acceptance of Tender

                                    EXHIBIT A

          Cover Letter to Offer to Repurchase and Letter of Transmittal


                        Advisory Hedged Opportunity Fund


--------------------------------------------------------------------------------

   The Fund's Board recently determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate the Fund. If you submit your shares for repurchase, you will receive cash proceeds on approximately October 31, 2005. You are not required to submit your shares for repurchase. However, if you do not submit your shares for repurchase at this time, you may experience significant delays in receiving cash proceeds equal to the net asset value of your shares in the Fund.
--------------------------------------------------------------------------------

August 25, 2005

Dear Advisory Hedged Opportunity Fund Investor:

                  We are writing to inform you of important dates for an offer by the Advisory Hedged Opportunity Fund (the "Fund") to repurchase your shares of beneficial interest ("Shares") at the Fund's net asset value, subject to the terms and conditions described in the enclosed offer to repurchase ("Repurchase Offer").

                  On August 24, 2005, the Board of Trustees (the "Board") determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate and dissolve the Fund and adopted a Plan of Liquidation, for the reasons described below. In addition, this determination was made only after management and the Board extensively explored several alternatives to liquidation, as discussed further below. The Repurchase Offer is being made in contemplation of the liquidation and dissolution of the Fund and is designed to permit all Shareholders, other than an affiliate of the Fund (which has determined not to tender its Shares as described below), to quickly receive cash in exchange for the tender of their Shares. The repurchase proceeds will be paid to Shareholders from proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Tendered Shares will be accepted in full by the Fund, with cash payment to be made on approximately October 31, 2005. Such payment will permit Shareholders to invest the cash proceeds received by them in investments of their own choice.

                The repurchase proceeds paid to Shareholders will be paid by proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Due to the fact that the Fund will not be able to redeem its interests in certain Investment Vehicles in time to pay cash repurchase proceeds to all Shareholders on approximately October 31, 2005, an affiliate of Ameriprise Financial Inc. (formerly known as American Express Financial Corporation), the investment manager of the Fund (the "Manager"), has determined not to tender its Shares in the Repurchase Offer. As of July 29, 2005, this affiliate, IDS Life Insurance Company, which provided the Fund's initial capital, held 60% of the outstanding Shares. As of July 29, 2005, the remaining 40% of the outstanding Shares were held by non-affiliated Shareholders, and had an approximate valuation of $18,903,140.90. As a result, the Offer to Repurchase up to 40% of the Shares, will permit all Shareholders (other than IDS Life) who submit all, or a portion of, their Shares for repurchase to have all of their shares accepted for repurchase by the Fund, with cash repurchase proceeds payable to such Shareholders on approximately October 31, 2005. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares based on the Fund's net asset value as of September 30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

            You are not required to submit your shares for repurchase. However, if you do not submit your Shares for repurchase at this time, you can expect to experience significant delays in receiving cash proceeds equal to the net asset value of your Shares in the Fund. More specifically, if you do not participate in the Repurchase Offer and remain in the Fund, you will not be able to receive cash proceeds equal to the net asset value of your Shares in the Fund until such time as the Fund is able to liquidate all of its remaining assets, which is estimated to take as long as one year or more. The Manager has agreed to voluntarily bear the costs and expenses associated with the liquidation.

            On the other hand, it should be noted that it is possible that the assets of the Fund that remain in the Fund after the completion of the Repurchase Offer could appreciate in value, and Shareholders who tender their Shares in the Repurchase Offer would not participate in such subsequent appreciation in value. As noted above, in order to permit other Shareholders to tender all of their Shares, IDS Life, an affiliate of the Manager, does not intend to tender any Shares in the Repurchase Offer. In addition, as noted above, the repurchase proceeds paid to Shareholders will be paid by proceeds from the redemption of interests in the Investment Vehicles and other cash on hand. In anticipation of the payment of repurchase proceeds to Shareholders in connection with the Repurchase Offer and subsequent liquidation of the Fund, the Fund has requested that several Investment Vehicles redeem the Fund's interests in the Investment Vehicles. Further, following the Repurchase Offer, the Plan provides for the complete liquidation of all of the assets of the Fund, payment by the Fund of known obligations of the Fund and payments to any remaining Shareholders of one or more liquidating distributions equal to the net asset value per Share in redemption of their Shares of the Fund, together with accrued and unpaid dividends, if any. Since a portion of the Fund's assets are not immediately capable of being reduced to cash, there will be a delay before all of the Fund's net assets, after payment of liabilities in the liquidation, can be distributed to Shareholders. If the remaining assets in the Fund's portfolio were to appreciate in value prior to their conversion to cash, IDS Life and any other remaining Shareholders would participate in such appreciation upon the sale of such assets. Conversely, if such assets depreciate in value prior to liquidation by the Fund, IDS Life and any other remaining Shareholders would participate in such losses.

                  The Trustees of the Fund determined that liquidation of the Fund was advisable and in the best interests of the Fund and Shareholders for a number of reasons. As noted in previous shareholder communications, on February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company. Effective August 1, 2005, American Express Financial Corporation and several of its companies changed their names in anticipation of their separation from American Express Company. American Express Financial Corporation, which currently provides investment management services for the Fund, became Ameriprise Financial Inc., the parent company of the Ameriprise Financial family of companies. American Express Financial Advisors Inc., which is currently the distributor of the Fund, became Ameriprise Financial Services, Inc., a wholly owned subsidiary of Ameriprise Financial, Inc. Ameriprise Financial and American Express Company will be independent companies, with separate public ownership, boards of directors and management.

                  In connection with the spin-off, American Express Company's senior management made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post spin-off, the investment team will no longer be associated with the Fund. The impact of this change to the Fund was evaluated by management and the Board. As a result of this development, as of June 1, 2005, the Fund suspended sales of Shares. In addition, management and the Board explored several possible options to address this development, including, but not limited to, the hiring of a new third-party investment adviser to manage the Fund, merging the Fund into another investment company, or liquidating the Fund and distributing proceeds to shareholders. While the hiring of a third-party manager and/or merging the Fund into another investment company, were extensively explored by management and the Board as well as with several third-party providers, due to, among other things, the unique nature and structure of the Fund and its assets, as well as its relatively low level of assets, it was determined that none of these alternatives were ultimately feasible.

                  The Repurchase Offer period will begin on August 25, 2005, and end on September 23, 2005.

                  Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund in the enclosed postage-paid envelope.

                  All requests to tender Shares must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by Friday, September 23, 2005.

                  If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call the Fund at 1-800-390-1560.

Sincerely,
Advisory Hedged Opportunity Fund

                                    EXHIBIT B

                               Offer to Repurchase



                        ADVISORY HEDGED OPPORTUNITY FUND


                    OFFER TO REPURCHASE OUTSTANDING SHARES OF
                     BENEFICIAL INTEREST AT NET ASSET VALUE
                              DATED AUGUST 25, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 23, 2005,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of Advisory Hedged Opportunity Fund:

                  Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase ("Offer to Repurchase") and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the "Repurchase Offer") up to 40% of the Fund's outstanding shares of beneficial interest in the Fund (the "Shares") or portions thereof pursuant to tenders by investors at a price equal to their net asset value as of September 30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the last business day of the month in which the tender offer actually expires. This Repurchase Offer is being made to all investors of the Fund ("Shareholders"), and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Declaration of Trust, dated January 27, 2003, as amended and restated October 7, 2003 (the "Declaration of Trust").

                  Shareholders should realize that the value of the Shares tendered in this Repurchase Offer likely will change between July 29, 2005 (the last time the Fund's net asset value was calculated), August 31, 2005 (the next time the Fund's net asset value will be calculated) and September 30, 2005, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the repurchase price of such Shares. Shareholders should also note that although the Repurchase Offer expires at 12:00 midnight, Eastern Time, September 23, 2005, or, if the offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"), they remain Shareholders in the Fund until the Valuation Date. Generally, the Fund determines its net asset value monthly. Any tendering Shareholders that wish to obtain the most recently calculated net asset value of their Shares on this basis should contact the Fund at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central Time).

                  Shareholders desiring to tender all or any portion their Shares in accordance with the terms of the Repurchase Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

                                    IMPORTANT

                  Neither the Fund; Ameriprise Financial Inc. (formerly known as American Express Financial Corporation), the investment manager of the Fund (the "Manager"); any affiliate of the Manager; nor any Trustee of the Fund makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and if so, the portion of their Shares to tender.

                  Because each Shareholder's investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Shares pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

                  This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                  Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to the Fund.

                              Advisory Hedged Opportunity Fund
                              50210 AXP Financial Center
                              H17-5150
                              Minneapolis, MN 55474
                              Attention:  Dena L. Froiland

                              Phone: 1-800-390-1560
                              Fax: 1-612-547-2774

                                TABLE OF CONTENTS

1.    Background and Purpose of the Repurchase Offer..........................8
2.    Offer to Repurchase and Price...........................................9
3.    Amount of Tender.......................................................11
4.    Procedure for Tenders..................................................11
5.    Withdrawal Rights......................................................12
6.    Repurchases and Payment................................................12
7.    Certain Conditions of the Repurchase Offer.............................12
8.    Certain Information About the Fund.....................................13
9.    Certain Federal Income Tax Consequences................................17
10.   Miscellaneous..........................................................17

Summary Term Sheet

     o On August 24, 2005, the Board of Trustees (the "Board") determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate and dissolve the Fund and adopted a Plan of Liquidation, for the reasons described below. This determination was made only after management and the Board extensively explored several alternatives to liquidation, as discussed further below.

     o The Repurchase Offer is being made in contemplation of the liquidation and dissolution of the Fund and is designed to permit all Shareholders, other than an affiliate of the Fund (which has determined not to tender its Shares as described below), to quickly receive cash in exchange for the tender of their Shares. The repurchase proceeds paid to Shareholders from proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Tendered Shares will be accepted in full by the Fund, with cash payment to be made on approximately October 31, 2005. Such payment will permit Shareholders to invest the cash proceeds received by them in investments of their own choice. You are not required to submit your shares for repurchase. However, if you do not submit your shares for repurchase at this time, you may experience significant delays in receiving cash proceeds equal to the net asset value of your shares in the Fund.

     o The Trustees of the Fund determined that liquidation of the Fund was advisable and in the best interests of the Fund and Shareholders for a number of reasons. As noted in previous shareholder communications, on February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company. Effective August 1, 2005, American Express Financial Corporation and several of its companies changed their names in anticipation of their separation from American Express Company. American Express Financial Corporation, which currently provides investment management services for the Fund, became Ameriprise Financial Inc., the parent company of the Ameriprise Financial family of companies. American Express Financial Advisors Inc., which is currently the distributor of the Fund, became Ameriprise Financial Services, Inc., a wholly owned subsidiary of Ameriprise Financial, Inc. Ameriprise Financial and American Express Company will be independent companies, with separate public ownership, boards of directors and management.

          In connection with the spin-off, American Express Company's senior management made the decision to move the investment team for the Fund from

          American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post spin-off, the investment team will no longer be associated with the Fund. The impact of this change to the Fund was evaluated by management and the Board. As a result of this development, as of June 1, 2005, the Fund suspended sales of Shares.

          Management and the Board explored several possible options to address this development, including, but not limited to, the hiring of a new third-party investment adviser to manage the Fund, merging the Fund into another investment company, or liquidating the Fund and distributing proceeds to shareholders. While the hiring of a third-party manager and/or merging the Fund into another investment company, were extensively explored by management and the Board as well as with several third-party providers, due to, among other things, the unique nature and structure of the Fund and its assets, as well as its relatively low level of assets, it was determined that none of these alternatives were ultimately feasible.

     o The repurchase proceeds paid to shareholders will be paid on approximately October 31, 2005 from the proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Due to the fact that the Fund would not be able to redeem its interests in certain Investment Vehicles in time to pay cash repurchase proceeds to all Shareholders on approximately October 31, 2005, an affiliate of Ameriprise Financial Inc. (formerly American Express Financial Corporation), the investment manager of the Fund (the "Manager"), has determined not to tender its Shares in the Repurchase Offer. As of July 29, 2005, this affiliate, IDS Life Insurance Company, which provided the Fund's initial capital, held 60% of the outstanding Shares. As of July 29, 2005, the remaining 40% of the outstanding Shares were held by non-affiliated Shareholders, and had an approximate valuation of $18,903,140.90.

     o The Fund is offering to repurchase up to 40% of the Fund's outstanding shares at their net asset value. Therefore, all Shareholders (other than IDS Life) who submit all, or a portion of, their Shares for repurchase can expect that such shares will be accepted by the Fund, with cash repurchase proceeds payable to such Shareholders on approximately October 31, 2005. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares based on the Fund's net asset value as of September 30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

     o This offer will remain open until 12:00 midnight, Eastern Time, September 23, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"). Net asset value will be calculated for this purpose as of September

          30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date").

     o You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the net asset value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and the Valuation Date. The net asset values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

     o The Fund will pay you in cash on approximately October 31, 2005, an amount equal to the net asset value of the Shares you tender and we accept. The Fund will obtain cash to pay you from cash on hand and proceeds from the redemption of interests in Investment Vehicles.

     o You are not required to submit your shares for repurchase. However, if you do not submit your Shares for repurchase at this time, you may experience significant delays in receiving cash proceeds equal to the net asset value of your Shares in the Fund. More specifically, if you do not participate in the repurchase offer and remain in the Fund, you will not be able to receive cash proceeds equal to the net asset value of your Shares in the Fund until such time as the Fund is able to liquidate all of its remaining assets, which is estimated to take as long as one year or more. The Manager has agreed to voluntarily bear the costs and expenses associated with the liquidation.

     o On the other hand, it should be noted that it is possible that the assets of the Fund that remain in the Fund after the completion of the Repurchase Offer could appreciate in value, and Shareholders who tender their Shares in the Repurchase Offer would not participate in such subsequent appreciation in value. As noted above, in order to permit other Shareholders to tender all of their Shares, IDS Life, an affiliate of the Manager, does not intend to tender any Shares in the Repurchase Offer. In addition, as noted above, the repurchase proceeds paid to Shareholders will be paid by proceeds from the redemption of interests in the Investment Vehicles and other cash on hand. In anticipation of the payment of repurchase proceeds to Shareholders in connection with the Repurchase Offer and subsequent liquidation of the Fund, the Fund has requested that several Investment Vehicles redeem the Fund's interests in the Investment Vehicles. Further, following the Repurchase Offer, the Plan provides for the complete liquidation of all of the assets of the Fund, payment by the Fund of known obligations of the Fund, and payments to any remaining Shareholders of one or more liquidating distributions equal to the net asset value per Share in redemption of their Shares of the Fund, together with accrued and unpaid dividends, if any. Since a portion of the Fund's assets are not immediately capable of being reduced to cash, there will be a delay before all of the Fund's net assets, after payment of liabilities on the liquidating date, can be distributed to Shareholders. If the remaining assets in the Fund's portfolio were to appreciate in value prior to their conversion to cash, IDS Life and any other remaining Shareholders would participate in such appreciation upon the sale of such assets. Conversely, if such assets depreciate in value prior to liquidation by the Fund, IDS Life and any other remaining Shareholders would participate in such losses.

     o The Fund's net asset value as of September 30, 2005, will reflect the declaration of a dividend composed of undistributed income and gain through September 30, 2005 payable to all Shareholders whether or not they have tendered their Shares. and will be computed in accordance with the Fund's valuation procedures. The Board has approved procedures pursuant to which the Fund values its investments in Investment Vehicles at fair value. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Vehicle in accordance with the Investment Vehicle's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Vehicle will represent the amount that the Fund could reasonably expect to receive from an Investment Vehicle if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. The valuations reported by the Investment Vehicles, upon which the Fund calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Vehicles are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Vehicles or revisions to net asset value of an Investment Vehicle adversely affect the Fund's net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount.

     o Following this summary is a formal notice of the Fund's offer to repurchase your Shares. Our offer remains open to you until 12:00 midnight on Friday, September 23, 2005. Until this time, you have the right to change your mind and withdraw your Shares from consideration for repurchase. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

     o If you would like us to repurchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to the Fund at the address/fax number listed on page 2 of this Offer to Repurchase, so that it is received before 12:00 midnight, Friday, September 23, 2005. For your convenience, a self-addressed postage-paid envelope is enclosed for mailing. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to the Fund promptly after you fax it (although the original page does not have to be received before 12:00 midnight, Friday, September 23, 2005). Of course, the value of your Shares is likely to change between July 29, 2005 (the last time the Fund's net asset value was calculated), August 31, 2005 (the next time it will be calculated), and September 30, 2005, when the value of your Shares will be determined for purposes of calculating your repurchase price. Generally, the net asset value of Shares is determined monthly.

     o If you would like to obtain the most recently calculated net asset value of your Shares, you may contact the Fund, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central Time).

     o Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend, suspend or postpone this offer at any time before 12:00 midnight, Friday, September 23, 2005. Also realize that although the tender offer expires on 12:00 midnight, Friday, September 23, 2005, you remain an investor in the Fund through September 30, 2005, when the net asset value of your Shares is calculated for purposes of determining the repurchase price of the Shares.

     1. Background and Purpose of the Repurchase Offer. The Fund's prospectus, dated July 29, 2005 (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase its outstanding Shares from Shareholders, and that the Board have the discretion to determine whether the Fund will offer to repurchase its outstanding Shares. On August 24, 2005, the Board determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate and dissolve the Fund and adopted a Plan of Liquidation, for the reasons described below. This determination was made only after management and the Board extensively explored several alternatives to liquidation, as discussed further below. The Repurchase Offer is being made in contemplation of the liquidation and dissolution of the Fund and is designed to permit all Shareholders, other than an affiliate of the Fund (which has determined not to tender its Shares as described below), to quickly receive cash in exchange for the tender of their Shares. The repurchase proceeds paid to Shareholders from proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Tendered Shares will be accepted in full by the Fund, with cash payment to be made on approximately October 31, 2005. Such payment will permit Shareholders to invest the cash proceeds received by them in investments of their own choice.

     The Trustees of the Fund determined that liquidation of the Fund was advisable and in the best interests of the Fund and Shareholders for a number of reasons. As noted in previous shareholder communications, on February 1, 2005, American Express Company, the parent company of the Fund's investment manager, American Express Financial Corporation, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals. Upon completion of the transaction, American Express Financial Corporation will be a publicly traded company separate from American Express Company. Effective August 1, 2005, American Express Financial Corporation and several of its companies changed their names in anticipation of their separation from American Express Company. American Express Financial Corporation, which currently provides investment management services for the Fund, became Ameriprise Financial Inc., the parent company of the Ameriprise Financial family of companies. American Express Financial Advisors Inc., which is currently the distributor of the Fund, became Ameriprise Financial Services, Inc., a wholly owned subsidiary of Ameriprise Financial, Inc. Ameriprise Financial and American Express Company will be independent companies, with separate public ownership, boards of directors and management.

     In connection with the spin-off, American Express Company's senior management made the decision to move the investment team for the Fund from American Express Financial Corporation to American Express Bank, a subsidiary of American Express Company. Post spin-off, the investment team will no longer be associated with the Fund. The impact of this change to the Fund was evaluated by management and the Board. As a result of this development, as of June 1, 2005, the Fund suspended sales of Shares. In addition, management and the Board explored several possible options to address this development, including, but not limited to, the hiring of a new third-party investment adviser to manage the Fund, merging the Fund into another investment company, or liquidating the Fund and distributing proceeds to shareholders. While the hiring of a third-party manager and/or merging the Fund into another investment company, were extensively explored by management and the Board as well as with several third-party providers, due to, among other things, the unique nature and structure of the Fund and its assets, as well as its relatively low level of assets, it was determined that none of these alternatives were ultimately feasible.

     2. Offer to Repurchase and Price. The Fund is offering to repurchase, subject to the terms and conditions of the Repurchase Offer, up to 40% of the Fund's Shares outstanding as of July 29, 2005, so long as such Shares are properly tendered by and not withdrawn (in accordance with Section 5 below) before the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Repurchase Offer, or postpone the acceptance of Shares tendered pursuant to the Repurchase Offer, as described in Sections 3 and 7 below. The repurchase price of a Share tendered will be its net asset value as of the Valuation Date (September 30, 2005).

     The Fund's net asset value as of September 30, 2005, will reflect the declaration of a dividend composed of undistributed income and gain through September 30, 2005 payable to all Shareholders whether or not they have tendered their Shares and will be computed in accordance with the Fund's valuation procedures. The Board has approved procedures pursuant to which the Fund values its investments in Investment Vehicles at fair value. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Vehicle in accordance with the Investment Vehicle's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Vehicle will represent the amount that the Fund could reasonably expect to receive from an Investment Vehicle if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. The valuations reported by the Investment Vehicles, upon which the Fund calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Vehicles are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Vehicles or revisions to net asset value of an Investment Vehicle adversely affect the Fund's net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount.

                  The repurchase proceeds paid to Shareholders will be paid by proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles") and other cash on hand. Due to the fact that the Fund would not be able to redeem its interests in certain Investment Vehicles in time to pay cash repurchase proceeds to all Shareholders on approximately October 31, 2005, an affiliate of Ameriprise Financial Inc. (formerly American Express Financial Corporation), the investment manager of the Fund (the "Manager"), has determined not to tender its Shares in the Repurchase Offer. As of July 29, 2005, this affiliate, IDS Life Insurance Company, which provided the Fund's initial capital, held 60% of the outstanding Shares. As of July 29, 2005, the remaining 40% of the outstanding Shares were held by non-affiliated Shareholders. As a result, the Offer to Repurchase up to 40% of the Shares, will permit all Shareholders (other than IDS Life) who submit all, or a portion of, their Shares to have their Shares accepted for repurchase by the Fund, with cash repurchase proceeds payable to such Shareholders on approximately October 31, 2005.

                  As of the close of business on July 29, 2005, there were approximately 4,398,152.728 Shares outstanding (with an approximate net asset value of $47,257,852.25). As of June 30, 2005, the Fund had 4,431,822.132 Shares
outstanding with a final valuation of $46,645,551.93. The Fund is offering to repurchase up to 40% of such Shares (i.e., approximately 1,759,261.09 Shares with a net asset value of approximately $18,903.140.90). Generally, the Fund determines its net asset value monthly. Shareholders may obtain the most recently calculated information regarding the net asset value of their Shares by contacting the Fund, at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central Time). Of course, the value of the Shares tendered by the Shareholders likely will change between July 29, 2005 (the last time net asset value was calculated), August 31, 2005 (the next time it will be calculated), and the Valuation Date.

     3. Amount of Tender. Shareholders may tender all their Shares or a portion of their Shares. The Repurchase Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the amount of the Shares that are properly tendered pursuant to the Repurchase Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to 40% of the Shares outstanding as of September 30, 2005 (with a net asset value of approximately $18,903,140.90), or such greater amount as the Fund may elect to repurchase pursuant to the Repurchase Offer, the Fund will, on the terms and subject to the conditions of the Repurchase Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Repurchase Offer, or postpone acceptance of tenders made pursuant to the Repurchase Offer, as provided in Section 7 below. If more than $18,903,140.90 in Shares are duly tendered to the Fund before the Repurchase Request Deadline and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) purchase an additional amount of Shares not to exceed 2% of the Shares outstanding as of the Repurchase Request Deadline in conformity with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Repurchase Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase, to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Repurchase Offer; or (c) accept Shares tendered on or before the Repurchase Request Deadline for payment on a pro-rata basis based on the aggregate net asset value of tendered Shares. The Repurchase Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. As noted above, the Manager and/or its affiliates do not intend to tender any Shares in the Repurchase Offer.

     4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Repurchase Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) the Fund, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal also to the Fund, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than the Repurchase Request Deadline. For your convenience, enclosed is a self-addressed postage-paid envelope for purpose of mailing the Letter of Transmittal. An investor choosing to fax a Letter of Transmittal to the Fund must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to the Fund promptly thereafter.

     Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address and phone number set forth on page 2. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the determination of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Repurchase Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Manager nor the Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

     5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Repurchase Offer may withdraw its tender at any time on or before the Repurchase Request Deadline. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set forth on page 2. A form to use to give notice of withdrawal is enclosed herewith. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Shares may be re-tendered for repurchase prior to the Repurchase Request Deadline by following the procedures described in Section 4.

     6. Repurchases and Payment. For purposes of the Repurchase Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives oral or written notice to the tendering Shareholder of its election to repurchase such Shares. As stated in Section 2 above, the repurchase price of a Share tendered by any investor will be the net asset value thereof as of the Valuation Date. If the Fund elects to extend the tender period for any reason, the net asset value of such Shares, for the purpose of determining the repurchase price for tendered Shares, will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

     Payment for tendered Shares that are accepted for repurchase will be made via wire transfer in accordance with the instructions provided in the Letter of Transmittal.

     The Fund expects that payment for Shares acquired pursuant to the Offer to Repurchase will be derived from the following sources: cash on hand and/or proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles"). Payment may be delayed if the Fund has determined to redeem its interests in Investment Vehicles to make such payments, but has experienced unusual delays in receiving payments from the Investment Vehicles. Neither the Fund, the Manager nor Trustees have determined at this time to borrow funds to repurchase Shares in connection with the Offer to Repurchase.

     7. Certain Conditions of the Repurchase Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Repurchase Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Repurchase Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Repurchase Offer, in the circumstances set forth in the following paragraph, to:
(a) cancel the Repurchase Offer and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Repurchase Offer; (b) suspend or amend the Repurchase Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Repurchase Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Repurchase Offer is open as provided above and will promptly notify Shareholders.

     The Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, by vote of the Board, including but not limited to: (a) if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (b) for any period during which the New York Stock Exchange or any other market in which the securities owned by an Investment Vehicle are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period when it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets, and, including, but not limited to, during periods when the inability to determine the value of the Fund's net assets is due to the inability of the Fund to obtain reliable information regarding the value of one or more Investment Vehicles; (d) for any other periods that the SEC permits by order or otherwise; or (e) under other unusual circumstances as the Board deems advisable to the Fund and its Shareholders.

     For example, the Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, if (a) the Fund would not be able to dispose of securities it owns in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to repurchase Shares tendered pursuant to the Repurchase Offer; or (b) there is any (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (vi) material decrease in the estimated net asset value of the Fund from the net asset value of the Fund as of the commencement of the Repurchase Offer.

     There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

     8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940 ("1940 Act") as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The Fund's address is 50210 AXP Financial Center, Minneapolis, MN 55474, and the Fund's telephone number is 1-800-390-1560. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust. The Board consists of the following Trustees: William T. Brown, Mary K Stern and Paula R. Meyer. Their address is 50210 Amerprise Financial Center, Minneapolis, MN 55474.

     As previously noted, on February 1, 2005, American Express Company announced plans to pursue a spin-off of 100% of the common stock of Ameriprise Financial Inc. (formerly American Express Financial Corporation), the investment manager of the Fund (the "Manager"), to shareholders of American Express Company. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of American Express Company. Upon completion of the transaction, the Manager will be a publicly traded company separate from American Express Company. The current agreements between the Fund and the Manager and its affiliates are currently in place. However, due to anticipated changes in the organizational structure of Ameriprise Financial Corporation, effective October 1, 2005, it is anticipated that Ameriprise Financial Inc. (the Fund's current Manager) will transfer its management agreement with the Fund to RiverSource Investment LLC, a wholly owned subsidiary that will be the successor to the advisory business of Ameriprise Financial Inc., effective as of October 1, 2005, subject to approval by the Board.

     (a) Any plans or proposals that relate to or would result in the acquisition by any person of additional shares, or the disposition of shares. The Fund does not have any plans or proposals that relate to or would result in the acquisition by any person of additional Shares as the Fund suspended sales of Shares as of June 1, 2005. There are no plans or proposals relating to or would result in the disposition of shares by any person other than those described in this Repurchase Offer, and as included in the Fund's Plan of Liquidation.

     (b) Any plans or proposals that relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund. As discussed above, on August 24, 2005, the Board determined that it was advisable and in the best interests of the Fund and Shareholders to liquidate and dissolve the Fund and adopted a Plan of Liquidation. The Repurchase Offer is being made in contemplation of the liquidation and dissolution of the Fund and is designed to permit all Shareholders, other than an affiliate of the Fund (which has determined not to tender its Shares as described below), to quickly receive cash in exchange for the tender of their Shares. The repurchase proceeds paid to Shareholders from proceeds from the redemption of interests in Investment Vehicles in which the Fund invests and other cash on hand. Tendered Shares will be accepted in full by the Fund, with cash payment to be made on approximately October 31, 2005. Such payment will permit Shareholders to invest the cash proceeds received by them in investments of their own choice.

     Due to the fact that the Fund would not be able to redeem its interests in certain Investment Vehicles in time to pay cash repurchase proceeds to all Shareholders on approximately October 31, 2005, an affiliate of the Manager, has determined not to tender its Shares in the Repurchase Offer. As of July 29, 2005, this affiliate, IDS Life Insurance Company, which provided the Fund's initial capital, held 60% of the outstanding Shares. As of July 29, 2005, the remaining 40% of the outstanding Shares were held by non-affiliated Shareholders, and had an approximate valuation of $18,903,140.90. As a result, the Offer to Repurchase up to 40% of the Shares, will permit all Shareholders (other than IDS Life) who submit all, or a portion of, their Shares for repurchase to have all of their Shares accepted for repurchase by the Fund, with cash repurchase proceeds payable to such Shareholders on approximately October 31, 2005.

     Shareholders are not required to submit their shares for repurchase. However, if they do not submit their Shares for repurchase at this time, they can expect to experience significant delays in receiving cash proceeds equal to the net asset value of your Shares in the Fund. More specifically, if they do not participate in the repurchase offer and remain in the Fund, you will not be able to receive cash proceeds equal to the net asset value of their Shares in the Fund until such time as the Fund is able to liquidate all of its remaining assets, which is estimated to take as long as one year or more. The Manager has agreed to voluntarily bear the costs and expenses associated with the liquidation.

     On the other hand, it should be noted that it is possible that the assets of the Fund that remain in the Fund after the completion of the Repurchase Offer could appreciate in value, and Shareholders who tender their Shares in the Repurchase Offer would not participate in such subsequent appreciation in value. As noted above, in order to permit other Shareholders to tender all of their Shares, IDS Life, an affiliate of the Manager, does not intend to tender any Shares in the Repurchase Offer. In addition, as noted above, the repurchase proceeds paid to Shareholders will be paid by proceeds from the redemption of interests in the Investment Vehicles and other cash on hand. In anticipation of the payment of repurchase proceeds to Shareholders in connection with the Repurchase Offer and subsequent liquidation of the Fund, the Fund has requested that several Investment Vehicles redeem the Fund's interests in the Investment Vehicles. Further, following the Repurchase Offer, the Plan provides for the complete liquidation of all of the assets of the Fund, payment by the Fund of known obligations of the Fund, and payments to any remaining Shareholders of one or more liquidating distributions equal to the net asset value per Share in redemption of their Shares of the Fund, together with accrued and unpaid dividends, if any. Since a portion of the Fund's assets are not immediately capable of being reduced to cash, there will be a delay before all of the Fund's net assets, after payment of liabilities on the liquidating date, can be distributed to Shareholders. If the remaining assets in the Fund's portfolio were to appreciate in value prior to their conversion to cash, IDS Life and any other remaining Shareholders would participate in such appreciation upon the sale of such assets. Conversely, if such assets depreciate in value prior to liquidation by the Fund, IDS Life and any other remaining Shareholders would participate in such losses.

     (c) Any plans or proposals that relate to or would result in any material change to the present distribution policy or indebtedness or capitalization of the Fund. See item (b) above.

     (d) Any plans or proposals that relate to or would result in changes in the identity of the Manager or Trustees of the Fund, or in management of the Fund, including, but not limited to, any plans or proposals to change the number of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund, or change to a material term of the investment advisory arrangements with the Manager. The current agreements between the Fund and the Manager and its affiliates are currently in place. However, due to anticipated changes in the organizational structure of Ameriprise Financial Corporation, effective October 1, 2005, it is anticipated that Ameriprise Financial Inc. (the Fund's current Manager) will transfer its management agreement with the Fund to RiverSource Investment LLC, a wholly owned subsidiary that will be the successor to the advisory business of Ameriprise Financial Inc., effective as of October 1, 2005, subject to approval by the Board.

                   (e) Any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund). See item (b) above.

                  (f) Any plans or proposals that relate to or would result in any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act. See item (b) above.

                  (g) Any plans or proposals that relate to or would result in any class of equity securities to be delisted from any national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, delisted from any national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, or for any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 ("1934 Act"). As noted above, the Fund's securities are not traded on any established trading market. In addition, the Fund's securities are not registered under Section 12(g)(4) of the 1934 Act.

                    (h) Any plans or proposals that relate to or would result in the suspension of the Fund's obligation to file reports under Section 15(d) of the 1934 Act. See item (b) above. Once the Fund is no longer legally required to do so under the 1940 Act, the Fund does not intend to file reports under Section 30 of the 1940 Act (required to be filed by registered investment companies in lieu of reports under Section 15(d) of the 1934 Act).

                   (i) Any plans or proposals that relate to or would result in any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person. See item (b) above.

            During the past 60 days, no transactions involving the Shares were effected by the Fund, the Manager of the Fund, the Trustees or any person controlling the Fund or controlling the Manager or any Trustees of the Fund. As of July 29, 2005, IDS Life Insurance Company ("IDS"), a Minnesota corporation and an affiliate of the Manager, which provided the Fund's initial capital, beneficially owned approximately 60% of outstanding Shares. By virtue of its ownership of more than 25% of the Shares, IDS may be deemed to control the Fund. The principal business address of IDS Life is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

                  9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the repurchase of Shares by the Fund from Shareholders pursuant to the Repurchase Offer, and is not intended as tax advice or to address a Shareholder's particular circumstances. Shareholders should consult their own tax advisors with respect to the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Repurchase Offer.

                  The Fund is designed for tax-exempt investors and it is expected that such Shareholders would not generally be subject to tax on the sale of Shares pursuant to the Repurchase Offer.

                  If any Shareholder is subject to tax, they would generally recognize capital gain or loss if the Shareholder tenders all of its Shares (and if such tender is accepted.) In the case of a partial tender by a taxable Shareholder, the proceeds received may instead be treated as dividend received by such Shareholder, pursuant to rules contained in Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). Any Shareholder who is subject to tax should consult with their tax adviser regarding the application of the rules in Section 302 of the Code and also any state, local or foreign tax consequences of participating in the Repurchase Offer.

                  10. Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Shareholders from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

                  The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission ("SEC"), which includes certain information relating to the Repurchase Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the address and phone number set forth on page 2 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                                    EXHIBIT C

                    Form of Update Letter to Shareholders of


August 25, 2005

Dear Investor:

As a shareholder in the Advisory Hedged Opportunity Fund ("Fund") and a client of Ameriprise Financial, I am writing to inform you about the decision to liquidate the Fund and return your assets.

Over the past few months, Ameriprise Financial has provided you with updates regarding the Fund. As you may recall, the decision was made to transition the Fund's portfolio management team to American Express Bank, which means we can no longer offer the Fund as structured today. After reviewing all appropriate options, including transitioning to a new manager, we and the Board of Trustees of the Fund have determined that the only feasible choice that is in your best interest is an orderly liquidation.

Action you need to take:
To facilitate returning your funds to your qualified brokerage account as quickly as possible, we have scheduled a discretionary tender offer for September 30, 2005. If you choose to participate in the tender offer, you will receive a one-time cash payment on approximately October 31, 2005.

To participate, please complete the enclosed tender offer request form and mail it to us in the enclosed pre-paid envelope. We must receive your signed form by September 23, 2005 to execute this one-time distribution on your behalf. You may also fax the document to us provided we receive your signed form via mail.

If you choose not to tender your shares in the Fund, your assets will remain in the Fund through liquidation, which will take up to one year or more. During the liquidation process, the Fund's assets will not be actively managed, and underlying portfolio positions will be moved into cash at the first available opportunity. As cash becomes available, it is expected that shareholders remaining in the Fund will receive partial payments in periodic installments until the Fund is liquidated.

We recommend you speak with your Ameriprise Financial advisor to help you determine the appropriate option. In addition, please review the enclosed tender offer materials, which provide details regarding the terms and conditions of the tender offer and other important information. Your advisor will be in a position to help you reallocate these assets according to your goals. You may also call Dena Froiland at 612-671-0722 or contact her by email at dena.l.froiland@ampf.com to address any questions you may have.

We regret that we are unable to continue managing the Fund. Thank you for your patience.

Sincerely,


William F. "Ted" Truscott

President, US Asset Management, Ameriprise Financial

                                    EXHIBIT D

                          Form of Letter of Transmittal


                        ADVISORY HEDGED OPPORTUNITY FUND


                              LETTER OF TRANSMITTAL

                     Regarding Shares of Beneficial Interest

                                       in

                        Advisory Hedged Opportunity Fund

                  Tendered Pursuant to the Offer to Repurchase
                              Dated August 25, 2005

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
  AT MIDNIGHT, EASTERN TIME, ON FRIDAY, September 23, 2005, AND THIS LETTER OF
                              TRANSMITTAL MUST BE
                    RECEIVED BY THE FUND EITHER BY MAIL OR BY
                        FAX BY MIDNIGHT, EASTERN TIME, ON
                         September 23, 2005, UNLESS THE
                               OFFER IS EXTENDED.

          Complete The Last Page of This Letter Of Transmittal and Fax or Mail in the Enclosed Postage-Paid Envelope To:

                             Advisory Hedged Opportunity Fund
                             50210 AXP Financial Center
                             H17-5150
                             Minneapolis, MN 55474
                             Attention:  Dena L. Froiland

                             Phone: 1-800-390-1560
                             Fax: 1-612-547-2774

         To Assure Good Delivery, please send this Letter of Transmittal to the Fund and not to your financial advisor or broker-dealer.

If you do not wish to sell any of your Shares, please disregard this Letter of Transmittal.

Ladies and Gentlemen:

         The undersigned hereby tenders to Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the shares of beneficial interest in the Fund held by the undersigned ("Shares"), described and specified below, on the terms and conditions set forth in the offer to repurchase, dated August 25, 2005 ("Offer to Repurchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Repurchase Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Repurchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

         The undersigned hereby sells to the Fund Shares tendered hereby pursuant to the Repurchase Offer. The undersigned hereby warrants that the undersigned has full authority to Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Repurchase Offer.

         The undersigned recognizes that under certain circumstances set forth in the Repurchase Offer, the Fund may not be required to repurchase any of the Shares tendered hereby.

         The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund, to receive any Letter of Transmittal or other document.

         Payment for tendered Shares that are accepted for repurchase will be made via wire transfer. The amount of the payment will be based on the Fund's net asset value, the calculation of which is described in the Fund's Prospectus under the heading "Net Asset Valuation," as of September 30, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders. In addition, the Fund's net asset value as of September 30, 2005, will reflect the declaration of a dividend composed of undistributed income and gain through September 30, 2005 payable to all Shareholders whether or not they have tendered their Shares.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

         If you do not want to sell your Shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that the Fund has received your documents. To assure good delivery, please send this page to the Fund and not to your financial advisor or broker-dealer.

         Please fax or mail (the following pages only) in the enclosed postage-paid envelope (if by mail) as instructed on the following pages.

Part 1.  Name:

Name of Shareholder: ________________________________|
Phone #:|__|__|__| |__|__|__| |__|__|__|__|


Part 2.  Amount of Shares of Beneficial Interest to be Tendered:

|__| Entire amount of shares of beneficial interest (pro-rated, if oversubscribed).

|__| Partial amount of shares of beneficial interest expressed as a specific dollar value, $_____________________


Part 3.  Wire Transfer Instructions

Repurchase proceeds will automatically be wired to the following account and then shall be transferred into each shareholder's respective brokerage account at Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors, Inc.):

American Enterprise Investment Services
Chase Manhattan Bank NYC
New York, NY
ABA #021000021
FFC 932162160
Bank a/c# 066-214327
Attn: C7


Part 4.  Signature(s):

FOR INDIVIDUAL SHAREHOLDERS AND JOINT TENANTS:

Signature:                                                 _____________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on
                                                           Shareholder Certification)/Date

Print Name of Shareholder:                                 _____________________________________________

Joint Tenant Signature:                                    _____________________________________________
(If joint tenants, both must sign.)                        (Signature of Owner(s) Exactly as Appeared on
                                                           Shareholder Certification)/Date

Print Name of Joint Tenant:                                _____________________________________________


FOR OTHER SHAREHOLDERS:

Print Name of Shareholder:                                 _____________________________________________


Signature:                                                 _____________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on
                                                           Shareholder  Certification)/Date

Print Name of Signatory and Title:                         _____________________________________________


Co-Signatory if necessary                                  _____________________________________________
                                                           (Signature of Owner(s) Exactly as Appeared on
                                                           Shareholder Certification)/Date

Print Name and Title of Co-Signatory:                      _____________________________________________


                                            Please fax or mail these pages to:

                                            Advisory Hedged Opportunity Fund
                                            50210 AXP Financial Center
                                            H17-5150
                                            Minneapolis, MN 55474
                                            Attention: Dena L. Froiland

                                            Phone: 1-800-390-1560
                                            Fax: 1-612-547-2774

                                    EXHIBIT E

                     Form of Notice of Withdrawal of Tender



                        ADVISORY HEDGED OPPORTUNITY FUND


                         NOTICE OF WITHDRAWAL OF TENDER

                   Regarding Shares of Beneficial Interest in

                        Advisory Hedged Opportunity Fund

                  Tendered Pursuant to the Offer to Repurchase
                              Dated August 25, 2005

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
      AT MIDNIGHT, EASTERN TIME, ON SEPTEMBER 23, 2005, AND THIS NOTICE OF
                               WITHDRAWAL MUST BE
                    RECEIVED BY THE FUND EITHER BY MAIL OR BY
                        FAX BY MIDNIGHT, EASTERN TIME, ON
                         SEPTEMBER 23, 2005, UNLESS THE
                               OFFER IS EXTENDED.

             Complete this Notice of Withdrawal and Fax or Mail to:

                              Advisory Hedged Opportunity Fund
                              50210 AXP Financial Center
                              H17-5150
                              Minneapolis, MN 55474
                              Attention:  Dena L. Froiland

                              Phone: 1-800-390-1560
                              Fax: 1-612-547-2774


--------------------------------------------------------------------------------
You are responsible for confirming that this Notice is received by the Fund. To assure good delivery, please send this page to the Fund and not to your financial advisor or broker-dealer.
--------------------------------------------------------------------------------

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

FOR INDIVIDUAL SHAREHOLDERS AND JOINT TENANTS:

Signature:                                              _____________________________________________
                                                        (Signature of Owner(s) Exactly as Appeared on
                                                        Shareholder Certification)/Date

Print Name of Shareholder:                              _____________________________________________

Joint Tenant Signature:                                 _____________________________________________
(If joint tenants, both must sign.)                     (Signature of Owner(s) Exactly as Appeared on
                                                        Shareholder Certification)/Date

Print Name of Joint Tenant:                             _____________________________________________


FOR OTHER SHAREHOLDERS:

Signature:                                              _____________________________________________
                                                        (Signature of Owner(s) Exactly as Appeared on
                                                        Shareholder Certification)/Date

Print Name of Shareholder:                              _____________________________________________

Print Name of Signatory and Title:                      _____________________________________________

Co-Signatory if necessary                               _____________________________________________
                                                        (Signature of Owner(s) Exactly as Appeared on
                                                        Shareholder Certification)/Date

Print Name and Title of Co-Signatory:                   _____________________________________________

                                    EXHIBIT F

                     Form of Letter of Acceptance of Tender


                        ADVISORY HEDGED OPPORTUNITY FUND
                           50210 AXP Financial Center
                              Minneapolis, MN 55474

                              _______________, 2005

Dear [Tendering Shareholder]:

         Advisory Hedged Opportunity Fund (the "Fund") has received and accepted your request to tender [ ] your shares in the Fund ("Shares") for repurchase. In accordance with the terms of the repurchase offer, your Shares will be repurchased at a price that will be determined as of September 30, 2005, and you will receive payment via wire transfer on approximately October 31, 2005.

         Through September 30, 2005, you will remain a Shareholder of the Fund with respect to the Shares.

         Should you have any questions, please feel free to contact the Fund at 1-800-390-1560.

         Sincerely,


         Advisory Hedged Opportunity Fund